UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8 - 66587

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2016__ AND ENDING __DECEMBER 31, 2016__

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

MUFSON HOWE HUNTER & PARTNERS, LLC

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

1717 ARCH STREET, 39TH FLOOR

PHILADELPHIA	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL MUFSON

(212) – 399 – 5400

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP

1600 MARKET STREET, 32ND FL	PHILADELPHIA	PA	19103

X	Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *MICHAEL MUFSON*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *MUFSON HOWE HUNTER & PARTNERS*, LLC *as of December 31, 2016*, are true and correct.

I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X [signature]
Signature

CEO
Title

X [signature]
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Dion Antonio Wiles
Philadelphia City, Philadelphia County
My Commission Expires 10/06/2020

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MUFSON HOWE HUNTER & PARTNERS LLC
FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2016



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Directors
of Mufson Howe Hunter & Partners LLC

We have audited the accompanying statement of financial condition of Mufson Howe Hunter & Partners LLC (the "Company") as of December 31, 2016 and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement- based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mufson Howe Hunter & Partners LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Philadelphia, PA
March 1, 2017



MARCUMGROUP
MEMBER

Marcum LLP ◻ 1600 Market Street ◻ 32nd Floor ◻ Philadelphia, Pennsylvania 19103 ◻ Phone 215.297.2100 ◻ Fax 215.297.2101 ◻ www.marcumllp.com

MUFSON HOWE HUNTER PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	82,485
Other assets		1,019
Total assets	$	83,504

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	14,116
Due to affiliate		45,235
Total liabilities		59,351
Member's Equity (Note 2)		24,153
Total liabilities and capital	$	83,504

The accompanying notes are an integral part of this statement.

Note 1 -   **Summary of Significant Accounting Policies**

Organization
Mufson Howe Hunter & Partners LLC ("MHHP") and Mufson Howe Hunter Advisors LLC ("MHHA") are wholly-owned subsidiaries of Mufson Howe Hunter and Company LLC ("MHHC"). MHHP is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

MHHP is an independent investment bank serving middle-market companies, primarily in the Mid-Atlantic region of the United States. MHHP provides strategic and financial advice to clients on such matters as financing growth, mergers and acquisitions, recapitalizations or sale of their businesses. The firm also raises debt and equity from banks, private equity firms and other institutional sources to finance such activities. Mufson Howe Hunter & Partners, LLC, is a member of SIPC.

Basis of Presentation
The Company's financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liability at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk
Financial instruments which potentially subject MHHP to concentrations of credit risk consist principally of cash. MHHP deposits its cash with its bank, which is a high credit, quality financial institution. At times, these deposits may be in excess of the FDIC insurance limit.

Revenue Recognition
Investment banking and other financial advisory fees generally consist of retainers and success fees. Retainers are recognized as revenue in accordance with the terms of the engagement and success fees are recognized as revenue predominantly when the transaction is completed or closed. Expenses associated with such transactions are recognized as incurred.

MUFSON HOWE HUNTER & PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

Note 1 - **Summary of Significant Accounting Policies (continued)**

Income Taxes
MHHP is a limited liability company and a wholly-owned subsidiary of MHHC which is also a limited liability company. For both federal and state tax purposes, LLC's are taxed as partnerships. All income taxes on net earnings are payable by the member of the LLC and, accordingly, no provision for income taxes is required.

The Company accounts for uncertain tax positions using the accounting standard for uncertainty in income taxes. This standard clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a threshold and measurement attributes of the financial statement recognition and measurement of a tax position taken or expect to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense.

As of December 31, 2016, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company does not file income tax returns because it is a disregarded entity for income tax purposes.

Note 2 - **REGULATORY REQUIREMENTS**

MHHP is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934 (reserve requirement for broker/dealers) in that MHHP does not hold funds or securities for customers. Pursuant to the net capital provisions of rule 15c3-1 under the Securities Exchange Act of 1934, MHHP is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, MHHP had a net capital of $23,134 which was $18,134 in excess of its required net capital of $5,000. The Company's net capital ratio was 256.55%.

Note 3 –   **SUBSEQUENT EVENTS**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016, and through March 1, 2017, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2016.

Note 4 -   **RELATED PARTIES**

At the present MHHC is a holding company and all broker dealer related business is conducted through MHHP and all non-broker dealer business is conducted through MHHA (Mufson Howe Hunter Advisors, LLC).

MHHC and MHHA have agreed that MHHA is responsible for substantially all of the operating expenses incurred by either entity. The only expenses that MHHP assumes 100 percent are FINRA compliance related and other direct expenses with the exception of the expense sharing arrangement described herein.

The Company occupies space and utilizes personnel with its Parent under an expense sharing agreement. Expenses of approximately $85,000 were allocated by Parent to the Company. Parent allocated approximately $59,000 of employee compensation, related payroll taxes, and employee benefits, $17,000 for rent and utilities, and $9,000 for other expenses. These amounts are included in the statement of operations.

As of December 31, 2016 MHHP owed $45,235 to MHHA. There is no loan agreement, no maturity date, and it is non-interest bearing.